 Exhibit 99.1

Nevada Geothermal  Issues Second  Limited Notice to

Proceed to Ormat for the

Blue Mountain Faulkner 1 Power Plant

VANCOUVER, B.C., May 1, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today that NGP Blue Mountain I LLC (NGP I) has issued a Second Limited Notice to Proceed (LNTP) under the fixed-price, date-certain engineering, procurement and construction (EPC) contract signed with Ormat Nevada Inc. to supply and construct the Phase 1 power plant of NGP’s planned geothermal power development at Blue Mountain, Nevada.

Ormat is continuing detailed engineering design, manufacturing and purchasing of certain long lead items for Blue Mountain’s Faulkner 1 geothermal power plant in order to meet the guaranteed substantial completion date of December 31, 2009.  Full release of the EPC contract is subject to finalizing of the financing for the project, which is expected to occur over the near term.

Blue Mountain, located 30 kilometers (20 miles) west of the town of Winnemucca, Nevada, is ideally situated for development. The proposed Faulkner I geothermal plant will require a 20-mile long transmission line over relatively flat, undeveloped desert land to a connection point located on the Utility’s 120kV-transmission line north of Mill City, Nevada.  Phase I at Blue Mountain is expected to commence power generation in late 2009.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain that is expected to commence power generation late 2009 for up to 35 MW gross of geothermal power, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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